UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*
Student Transportation Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

86388A108

(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998

With a copy to:
Mile T. Kurta
Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036
Tel: (212) 880-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86388A108
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,997,018

	8	SHARED VOTING POWER
2,681,039

	9	SOLE DISPOSITIVE POWER
7,997,018

	10	SHARED DISPOSITIVE POWER
2,681,039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,678,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 95,212,663 Common Shares issued and outstanding as of February 26, 2018.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (“Common Shares”), of Student Transportation Inc., a corporation organized and existing under the laws of Ontario, Canada (“STI”). The principal executive offices of STI are located at 160 Saunders Road, Unit 6, Barrie, Ontario, Canada L4N 9A4.

Item 2. Identity and Background

The name of the person filing this Schedule 13D is Caisse de dépôt et placement du Québec (the “Reporting Person”). The principal business address of the Reporting Person is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of the Reporting Person is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec.

(a) – (c) The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of the Reporting Person are available in Schedule A to this Schedule 13D.

(d) and (e) During the last five years, the Reporting Person, and, to the best of the Reporting Person’s knowledge, the persons listed in Schedule A to this Schedule 13D, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the natural persons who are officers, directors or controlling persons of the Reporting Person is set forth in Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

As a condition to the willingness of the Reporting Person to enter into the Arrangement Agreement (as defined below), the directors and executive officers of STI (the “Signing Stockholders”) each entered into a voting support agreement dated as of February 27, 2018, a form of which is filed as Exhibit 2 hereto (the “Voting Agreement”) and incorporated by reference into this Item 3. Pursuant to, and subject to the terms and conditions contained in the Voting Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the Voting Agreement Shares (as defined below) by virtue of the execution of the Voting Agreement by the Reporting Person and the Signing Stockholders. The Reporting Person did not pay additional consideration to the Signing Stockholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

On February 27, 2018, Spinner Can Acquireco Inc. (the “Purchaser”), a company sponsored by the Reporting Person and Ullico Inc., entered into a definitive agreement (the “Arrangement Agreement”), which is filed as Exhibit 1 hereto, with STI pursuant to which the Purchaser agreed to acquire all of STI’s outstanding Common Shares by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

Under the terms of the Arrangement Agreement, shareholders of STI will receive US$7.50 per Common Share in cash on closing of the Arrangement (“Closing”). STI’s outstanding 6.25% convertible unsecured subordinated debentures and 5.25% convertible unsecured subordinated debentures (collectively, the “Debentures”) will also be paid out on Closing and holders of Debentures will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their Debentures in accordance with their terms immediately following the closing date of the Arrangement, including those issuable upon a “Cash Change of Control” (as defined under the indentures for the Debentures), plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the date of Closing and (ii) the interest that would have otherwise accrued from and including the date of Closing to (but excluding) 32 days thereafter.

Closing of the Arrangement is subject to customary closing conditions, including court approval of the Arrangement, approval of two-thirds of the votes cast by holders of common shares in person or by proxy at a special meeting of STI’s shareholders and approval under the Canadian Competition Act and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The Arrangement would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the delisting of the Common Shares from the Toronto Stock Exchange and the NASDAQ Stock Market, and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On February 27, 2018, concurrent with the execution of the Arrangement Agreement, each of the Signing Stockholders entered into a Voting Agreement to vote their Common Shares in support of the Arrangement. Such Common Shares (together with any Common Shares acquired by the Signing Stockholders on or after the date of the Voting Agreement, the “Voting Agreement Shares”) constitute approximately 2.8% of the total issued and outstanding Common Shares as of February 26, 2018.

References to, and descriptions of, the Arrangement, the Arrangement Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Arrangement Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 hereto, respectively, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a) and (b) Prior to the execution of the Voting Agreement, the Reporting Person was a beneficial owner of 7,997,018 Common Shares. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the Voting Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of 2,681,039 Common Shares either owned collectively directly by the Signing Stockholders or which the Signing Stockholders have the power to vote or dispose, which represent approximately 2.8% of the outstanding Common Stock as of February 26, 2018, based upon 95,212,663 Common Shares outstanding as of such date. Therefore, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 10,678,057 Common Shares, which represent approximately 11.2% of the outstanding Common Shares as of February 26, 2018.

Notwithstanding the foregoing, however, the Reporting Person (i) is not entitled to any rights as a stockholder of STI with respect to the Voting Agreement Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, the Voting Agreement Shares other than the power provided pursuant to the Voting Agreement. To the Reporting Person’s knowledge, no Common Shares are beneficially owned by any of the persons listed on Schedule A.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Act) with the Signing Stockholders and, pursuant to Rule 13d-4 under the Act, hereby disclaims beneficial ownership of any Common Shares beneficially owned by the Signing Stockholders or any of their affiliates including, without limitation, the Voting Agreement Shares.

(c) Except as described in this Schedule 13D, no transactions in the Common Shares were effected during the past sixty (60) days by the Reporting Person, or, to the best of the knowledge of the Reporting Person, by any of the other persons listed on Schedule A hereto.

(d) To the knowledge of the Reporting Person, no person, other than the Signing Stockholders with respect to the Voting Agreement Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

As stated above, the above descriptions of the Arrangement Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Arrangement Agreement and the Voting Agreement, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.
Arrangement Agreement dated as of February 27, 2018, among Student Transportation Inc. and Spinner Can AcquireCo Inc. (incorporated by reference to Exhibit 2 to the Form 6-K filed by Student Transportation Inc. on March 7, 2018).

2.
Form of Voting Agreement, between each Signing Shareholder and Spinner Can AcquireCo Inc. (incorporated by reference to Schedule F of Exhibit 2 to the Form 6-K filed by Student Transportation Inc. on March 7, 2018).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of March 9, 2018 that the information set forth in this statement is true, complete and correct.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Sophie Lussier
Name:	Sophie Lussier
Title:	Vice President Legal Affairs

[Schedule 13D]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Caisse de dépôt et placement du Québec as of the date of this Schedule 13D. Each individual identified below has his or her business address at 1000, place Jean-Paul-Riopelle, 11th floor, Montréal, Québec, H2Z 2B3, Canada, and, unless otherwise indicated below, each occupation set forth opposite such individual’s name refers to employment or position with Caisse de dépôt et placement du Québec.

Name	Principal Occupation or Employment	Citizenship
Robert Tessier	Chairman of the Board of Directors	Canadian
Elisabetta Bigsby	Corporate Director	Canadian
Ivana Bonnet	Corporate Director President and CEO, Credit Agricole CIB Italy	French and Serbian
Bertrand Cesvet	Corporate Director Executive Chairman, Senior Partner, Sid Lee	Canadian
Patricia Curadeau-Grou	Corporate Director	Canadian
Michel Després	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	Corporate Director	Canadian
François Joly	Corporate Director	Canadian
Jean La Couture	Corporate Director President, Huis Clos Ltée	Canadian
Diane Lemieux	Corporate Director President and General Manager, Commission de la construction du Québec	Canadian
Wendy Murdock	Corporate Director	Canadian
François R. Roy	Corporate Director	Canadian
Michael Sabia	President, Chief Executive Officer and Corporate Director	Canadian
Claude Bergeron	Executive Vice-President and Chief Risk Officer	Canadian
Michèle Boisvert	Executive Vice-President, Business Outreach	Canadian
Ani Castonguay	Senior Vice-President, Public Affairs	Canadian
Marc Cormier	Executive Vice-President, Fixed Income and Active Overlay Strategies	French and Canadian
Christian Dubé	Executive Vice-President, Quebec	Canadian
Stephane Etroy	Executive Vice-President and Head of Private Equity CDPQ London	Swiss, French, British
Anita Marangoly George	Executive Vice-President, Growth Markets	Indian
Jean-Luc Gravel	Executive Vice-President, Equity Markets	Canadian
Pierre Miron	Executive Vice-President, Operations and Information Technology	Canadian
Jean Michel	Executive Vice-President, Depositors and Total Portfolio	Canadian
Maarika Paul	Executive Vice-President and Chief Financial Officer	Canadian
Oona Stock	Executive Vice-President, Talent Management and Performance	Canadian
Macky Tall	Executive Vice-President, Infrastructure	Malian and Canadian
Kim Thomassin	Executive Vice-President, Legal Affairs and Secretariat.	Canadian

INDEX OF EXHIBITS

Exhibit No.	Description

1.
Arrangement Agreement dated as of February 27, 2018, among Student Transportation Inc. and Spinner Can AcquireCo Inc. (incorporated by reference to Exhibit 2 to the Form 6-K filed by Student Transportation Inc. on March 7, 2018).

2.
Form of Voting Agreement, between each Signing Shareholder and Spinner Can AcquireCo Inc. (incorporated by reference to Schedule F of Exhibit 2 to the Form 6-K filed by Student Transportation Inc. on March 7, 2018).